News Release

PartnerRe Announces the Retirement of Jacques Bonneau and the Appointments of Philippe Meyenhofer as CEO and Jon Colello as President

▪Christian Mitterer assumes executive responsibility for Specialty Lines as CEO, Specialty Lines and Ingrid Gjonaj joins the Executive Leadership Team as CEO, P&C EMEA.

PEMBROKE, Bermuda, January 9, 2024 – PartnerRe Ltd. (“the Company”) today announced that effective April 1, 2024, Jacques Bonneau will retire from the Company and Philippe Meyenhofer will succeed him as Chief Executive Officer and take his place on the Board of Directors. As part of the transition, Jon Colello, CEO, P&C Americas, assumes the added role of President of PartnerRe Ltd., with executive responsibility for all Non-Life Underwriting, reporting to Philippe. During the interim period, Jacques will delegate most of his duties to Philippe and Jon to ensure a smooth transition.

Mr. Meyenhofer joined PartnerRe in 2010 and has held positions of increasing leadership since that time, most recently as a member of the Executive Leadership Team and CEO, Specialty Lines. He was appointed to Head of Specialty Casualty PartnerRe Global in 2013, to Head of Europe P&C in 2016, and gained the additional responsibility of Deputy CEO P&C in 2018. In 2020, he was named CEO of PartnerRe’s Specialty Lines. Mr. Meyenhofer will continue to be based in the Company’s Zurich office.

Mr. Colello is a member of PartnerRe’s Executive Leadership Team and has had executive responsibility for leading PartnerRe’s Property & Casualty business in the US, Canada and Latin America, and for the Company’s Health business in the US since joining the Company in 2019. He will continue to be based in Stamford.

Commenting on the appointments, Thierry Derez, Chairman of the PartnerRe Board of Directors, said, “The fact that we are in the position to appoint PartnerRe’s next CEO and President from within the Company speaks to the strength and depth of talent in the organization. Together, Philippe and Jon bring a wealth of industry experience, proven business and leadership skills, and strong track record in underwriting combined with a deep knowledge of PartnerRe's clients, brokers and employees.”

Mr. Derez continued, “On behalf of the Board, I would like to express our gratitude and appreciation to Jacques for his stewardship as CEO and President over the past three and a half years. Under his leadership, the Company’s business, strategic positioning, financial results, and operational excellence have been strengthened in important ways. Jacques also led the successful transition to Covéa ownership. Jacques has been a very dedicated and strong leader and we wish him all the best in his retirement.”

Mr. Bonneau commented, “I am proud of what we have achieved and the progress we’ve made in our various Business and Support Units and operations with the improvement in our executional performance and delivery for our numerous stakeholders. I am confident PartnerRe is well positioned for future success and Philippe, Jon and the Executive Leadership Team provide continuity with their in-depth knowledge and insight of PartnerRe’s people and business.”

Effective immediately, Christian Mitterer assumes executive responsibility for Specialty Lines as CEO, Specialty Lines and Ingrid Gjonaj joins the Executive Leadership Team as CEO, P&C EMEA. Mr. Mitterer is a member of the Executive Leadership Team and has served in various senior roles since joining PartnerRe in 2012, most recently as CEO P&C EMEA. Ms. Gjonaj started with PartnerRe in 2006, and during this time, she has held senior positions in Legal, and underwriting in Specialty Casualty, P&C and currently serves as Head of region, Western and Southern Europe.

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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2022, total revenues were $5.7 billion. At June 30, 2023, total assets were $30.2 billion, total capital was $9.0 billion and total shareholders’ equity was $7.1 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

Contacts: PartnerRe Ltd. (441) 292-0888
Investor Contact: Stephen Boylan
Media Contact: Elizabeth Deacon

partnerre.com

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Phone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com